Filed by Pinnacle Bankshares Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Virginia Bank Bankshares, Inc.

Pinnacle Bankshares Corporation Reports Record High 2019 Earnings, Surpasses $500 Million in Assets

Altavista, VA February 4, 2020 – Pinnacle Bankshares Corporation (OTCQX: PPBN), the one-bank holding company (the “Company”) for First National Bank (the “Bank”), generated record high net income of $4,396,000 for the year ended December 31, 2019, which represents a $236,000 or 5.7% increase as compared to 2018’s net income of $4,160,000. Net income for the quarter ended December 31, 2019 was $684,000, which was lower than the $1,337,000 generated for the quarter ended December 31, 2018 due primarily to higher noninterest expense including year-end bonus payments to employees for meeting performance objectives. Consolidated results for the year and quarter are unaudited.

The Company’s record 2019 performance was driven by higher net interest income due to growth of loans in 2019 and a higher net interest margin. The Company also benefitted from increased noninterest income, primarily fees generated from sales of mortgage loans, and lower provision for loan losses as a result of strong asset quality, which when combined with net interest income offset higher noninterest expense associated with growth.

Profitability as measured by the Company’s return on average assets (“ROA”) was 0.92% for 2019, which is a 2 basis points increase as compared to the 0.90% produced for 2018, while the return on average equity (“ROE”) for 2019 was 9.86% compared to 10.33% for the prior year.

“We are pleased Pinnacle Bankshares Corporation produced record high net income once again in 2019, while also surpassing $500 million in assets,” stated Aubrey H. Hall, III, President & CEO of the both the Company and the Bank. He further commented, “We are also proud to report that First National Bank was ranked the 3rd best overall performing bank in the State of Virginia for the twelve months ended September 30, 2019 by Banks Street Partners Rank-The-Bank Report.”

On a year-over-year basis, the Company’s net interest income grew $1,294,000 or 8% to $17,676,000 for 2019 as interest income increased $1,969,000, while interest expense increased $675,000. Growth of outstanding loans and higher asset yields were catalysts for the net interest income improvement. As a result, net interest margin increased to 4.00% for the year ended December 31, 2019 from 3.83% for the year ended December 31, 2018 with yield on earning assets increasing 31 basis points, which was offset by a 14 basis points increase in cost to fund earnings assets.

For the fourth quarter of 2019 net interest income decreased slightly to $4,351,000 as compared to $4,392,000 for the same period of 2018 due mainly to higher deposit volume and costs. Interest expense increased $217,000, which was partially offset by increased interest income of $176,000 due primarily to higher loan volume and improved loan yields. Net interest margin decreased to 3.84% in the fourth quarter of 2019 compared to 3.97% in the fourth quarter of 2018.

The Company’s provision for loan losses was $163,000 for 2019, including $12,000 in the fourth quarter, which was lower than 2018’s provision of $607,000 due to a decrease in overall criticized and classified loans and net charge-offs. Nonperforming loans, comprised of loans in nonaccrual status or past due greater than ninety days, increased to $1,135,000 or 0.29% of total loans as of December 31, 2019 from $919,000 or 0.24% of total loans as of year-end 2018. Nonperforming assets comprised of nonperforming loans and other real estate owned increased to $1,801,000 or 0.36% of total assets as of December 31, 2019, as compared to $1,546,000 or 0.33% of total assets as of year-end 2018. The nonperforming loans and nonperforming assets ratios are well under 1% and compare favorably to community bank peers.

The allowance for loan losses was $3,472,000 as of December 31, 2019, which represented 0.88% of total loans outstanding. The allowance balance was 306% of nonperforming loans as of December 31, 2019 compared to 367% as of the end of 2018. This level of allowance is viewed by management as being sufficient to cushion the Bank from potential losses associated with problem loans.

For 2019, noninterest income was $4,623,000, an increase of $421,000 or approximately 10% as compared to the prior year. The increase was mainly driven by a $287,000 or 66% increase in fees generated from sales of mortgage loans as the Bank’s Mortgage Division experienced a banner year due to a decline in interest rates. Additional increases in loan fees, check card and ATM fees, and other service charges contributed to the noninterest income improvement. For the fourth quarter of 2019 the Company generated $1,215,000 in noninterest income, representing an increase of $4,000 as compared to the same period of 2018.

Noninterest expense was $16,772,000 for 2019, an increase of $1,844,000 or 12% as compared to the prior year due to growth of the Company, including opening a new branch in Downtown Lynchburg and expansion into the Charlottesville market. During 2019 the Company experienced higher employee compensation and benefits expense, increased occupancy expenses and higher core processing fees due to increased transaction volume. Noninterest expense for the fourth quarter of 2019 was $4,777,000, which increased $796,000 as compared to $3,981,000 for the fourth quarter of 2018 due mainly to a $552,000 payout under the Bank’s employee bonus program as a result of achieving certain performance objectives.

Total assets as of December 31, 2019 were $500,530,000, up 6% from $470,611,000 as of December 31, 2018. The principal components of the Company’s assets as of year-end 2019 were $393,520,000 in total loans, $32,903,000 in cash and cash equivalents and $44,958,000 in investments. During 2019, total loans increased approximately 5% or $17,454,000 from $376,066,000 as of December 31, 2018. The loan growth occurred mainly during the second half of 2019 and was driven by strong performances from the Bank’s Commercial and Dealer Divisions. The investment portfolio decreased 10% or $4,868,000 from $49,826,000 as of December 31, 2018 with maturing securities being utilized to help fund loan growth.

Total liabilities as of December 31, 2019 were $455,085,000, up 6% or $26,585,000 from $428,500,000 as of December 31, 2018. The principal component of the Company’s liabilities as of year-end 2019 was $450,283,000 in deposits, which increased $25,005,000 or 6% as compared to December 31, 2018. Higher levels of demand deposits drove the increase, which were partially offset by a decrease in savings and NOW and time deposit account balances. For 2019, demand deposits increased by $26,379,000 or 25%, savings and NOW accounts decreased by $552,000 or less than 1% and time deposits decreased by $1,182,000 or 1%.

Total stockholders’ equity as of December 31, 2019 was $45,445,000, and consisted primarily of $42,404,000 in retained earnings. In comparison, as of December 31, 2018 total stockholders’ equity was $42,111,000. The Company has continued to increase capital while also paying a cash dividend to shareholders in each of the last twenty-nine quarters. The capital position of both the Company and Bank are considered “well capitalized” per all regulatory definitions.

As mentioned earlier, First National Bank opened a new branch in Downtown Lynchburg during 2019 and has moved into the Charlottesville market with a recently opened Loan Production Office. Additionally, the Bank recently closed on its acquisition of a prior SunTrust Bank facility in the Graves Mill Shopping Center in Forest, VA and has received regulatory approval from the OCC to open a new branch office at the location.

Finally, Pinnacle Bankshares Corporation and Virginia Bank Bankshares, Inc. (OTC Pink: VABB) (“Virginia Bank”) announced on January 21, 2020 the signing of a definitive agreement to combine in a strategic merger. The combined company would have approximately $703 million in total assets, $624 million in total deposits, and $537 million in loans based upon reported amounts as of September 30, 2019. The merger will create a larger and stronger institution with a significantly higher lending limit, expanded product offering and access to new markets. Both management teams anticipate that such enhanced scale and efficiency will create meaningful opportunities to drive further growth, profitability and long-term value creation for employees, customers and shareholders. The merger is expected to be completed in the third quarter of 2020, subject to approval of both companies’ shareholders, regulatory approvals and other customary closing conditions.

Pinnacle Bankshares Corporation is a locally managed community banking organization based in Central Virginia. The one-bank holding company of First National Bank serves an area consisting primarily of all or portions of the Counties of Campbell, Pittsylvania, Bedford, Amherst, and the Cities of Lynchburg and Charlottesville. The Company has a total of ten branches with two located in the Town of Altavista, where the Bank was founded. Other branch locations include Village Highway in Rustburg, Wards Road near the Lynchburg Regional Airport, Timberlake Road in Campbell County, South Main Street in the Town of Amherst, Old Forest Road, Odd Fellows Road and Main Street in the City of Lynchburg and Forest Road in Bedford County. The Company also operates a loan production office located in Charlottesville. The Company also plans to open another branch at the Graves Mill Plaza in Forest in the second quarter of 2020. First National Bank is in its 112th year of operation.

This press release may contain “forward-looking statements” within the meaning of federal securities laws that involve significant risks and uncertainties. Any statements contained herein that are not historical facts are forward-looking and are based on current assumptions and analysis by the Company. These forward-looking statements may include, but are not limited to, statements regarding the credit quality of our asset portfolio in future periods, the expected losses of nonperforming loans in future periods, returns and capital accretion during future periods, our cost of funds, the maintenance of our net interest margin, the continuation of improved returns, future operating results and business performance, and the anticipated timing of the closing of and the expected results of the Company’s pending merger with Virginia Bank. Although we believe our plans and expectations reflected in these forward-looking statements are reasonable, our ability to predict results or the actual effect of future plans or strategies is inherently uncertain, and we can give no assurance that these plans or expectations will be achieved. Factors that could cause actual results to differ materially from management's expectations include, but are not limited to, the effectiveness of management’s efforts to improve asset quality, returns, net interest margin and collections and control operating expenses, management’s efforts to minimize losses related to nonperforming loans, management’s efforts to lower our cost of funds, the Company’s branch expansions, cyber threats, attacks or events and the ability of the Company and the Bank to realize the anticipated benefits of the pending merger with Virginia Bank, changes in: interest rates, general economic and business conditions, including unemployment levels and slowdowns in economic growth, declining collateral values, especially real estate, the real estate market, the legislative/regulatory climate, including the effect that the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and regulations adopted thereunder may have on us, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System and any policies or programs implemented pursuant to the Emergency Economic Stabilization Act of 2008, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows and funding costs, competition, demand for financial services in our market area, actual savings related to the deregistration of our common stock and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating the forward-looking statements contained herein, and you should not place undue reliance on such statements, which reflect our views as of the date of this release.

Additional Information about the Merger and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. In connection with the proposed merger between the Company and Virginia Bank, the Company will file with the Securities and Exchange Commission a registration statement on Form S-4 with respect to the offering of Company common stock as the merger consideration under the Securities Act of 1933, as amended, which will include a joint proxy statement of the Company and Virginia Bank and a prospectus of the Company. A definitive joint proxy statement/prospectus will be sent to the shareholders of each company seeking the required shareholder approvals. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and other relevant documents when they become available because they will contain important information about the merger.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Security holders of the Company may also obtain free copies of these documents by directing a request by telephone or mail to Pinnacle Bankshares Corporation, 622 Broad Street, Altavista, Virginia 24517; 434-369-3000. Security holders of Virginia Bank may also obtain free copies of these documents by directing a request by telephone or mail to Virginia Bank Bankshares, Inc., 336 Main Street, Danville, Virginia 24541; 434-793-6411.

The Company, Virginia Bank and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and Virginia Bank in connection with the merger. Information about the directors and executive officers of the Company and Virginia Bank may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

Pinnacle Bankshares Corporation

Selected Financial Highlights
(12/31/2019 and quarterly results unaudited)

(In thousands, except ratios, share and per share data)

	3 Months Ended	3 Months Ended	3 Months Ended
	12/31/2019	09/30/2019	12/31/2018
Income Statement Highlights
Interest Income	$5,078	$5,085	$4,902
Interest Expense	727	717	510
Net Interest Income	4,351	4,368	4,392
Provision for Loan Losses	12	150	32
Noninterest Income	1,215	1,140	1,211
Noninterest Expense	4,777	4,075	3,981
Net Income	684	1,043	1,337
Earnings Per Share (Basic)	0.44	0.67	0.87
Earnings Per Share (Diluted)	0.44	0.67	0.86

	Year Ended	Year Ended	Year Ended
	12/31/2019	12/31/2018	12/31/2017
Income Statement Highlights
Interest Income	$20,239	$18,270	$16,511
Interest Expense	2,563	1,888	1,661
Net Interest Income	17,676	16,382	14,850
Provision for Loan Losses	163	607	260
Noninterest Income	4,623	4,202	3,855
Noninterest Expense	16,772	14,928	14,128
Net Income	4,396	4,160	2,748
Earnings Per Share (Basic)	2.84	2.71	1.80
Earnings Per Share (Diluted)	2.82	2.68	1.78

	12/31/2019	12/31/2018	12/31/2017
Balance Sheet Highlights
Cash and Cash Equivalents	$32,903	$15,717	$12,575
Total Loans	393,520	376,066	358,000
Total Securities	44,958	49,826	44,217
Total Assets	500,530	470,611	443,925
Total Deposits	450,283	425,278	401,685
Total Liabilities	455,085	428,500	405,130
Stockholders' Equity	45,445	42,111	38,795
Shares Outstanding	1,551,339	1,540,054	1,529,033

	12/31/2019	12/31/2018	12/31/2017
Ratios and Stock Price
Gross Loan-to-Deposit Ratio	87.35%	88.38%	89.07%
Net Interest Margin (Year-to-date)	4.00%	3.83%	3.63%
Liquidity	15.77%	13.63%	12.92%
Efficiency Ratio	75.22%	72.56%	75.51%
Return on Average Assets (ROA)	0.92%	0.90%	0.62%
Return on Average Equity (ROE)	9.86%	10.33%	7.25%
Leverage Ratio (Bank)	9.67%	9.15%	9.06%
Tier 1 Risk-based Capital Ratio (Bank)	11.47%	11.14%	10.77%
Total Capital Ratio (Bank)	12.35%	12.04%	11.59%
Stock Price	$31.77	$27.45	$29.50
Book Value	$29.29	$27.34	$25.37

	12/31/2019	12/31/2018	12/31/2017
Asset Quality Highlights
Nonaccruing Loans	$1,135	$839	$723
Loans 90 Days or More Past Due and Accruing	0	80	0
Total Nonperforming Loans	1,135	919	723
Troubled Debt Restructures Accruing	123	267	541
Total Impaired Loans	1,258	1,186	1,264
Other Real Estate Owned (OREO) (Foreclosed Assets)	666	627	224
Total Nonperforming Assets	1,801	1,546	946
Nonperforming Loans to Total Loans	0.29%	0.24%	0.20%
Nonperforming Assets to Total Assets	0.36%	0.33%	0.21%
Allowance for Loan Losses	$3,472	$3,372	$2,963
Allowance for Loan Losses to Total Loans	0.88%	0.90%	0.83%
Allowance for Loan Losses to Nonperforming Loans	306.03%	366.87%	409.90%

CONTACT: Pinnacle Bankshares Corporation, Bryan M. Lemley, 434-477-5882 or bryanlemley@1stnatbk.com